Friess Associates observations for clients and Brandywine Funds shareholders

September 30, 2007

Consistent Focus as Credit Comes Due

   Thousands of customers across Britain lined up to withdraw their pounds from the nation’s eighth-largest bank, an institution heavily reliant on business from mortgage brokers. Their polite queuing notwithstanding, the scene underscored the panic that gripped markets worldwide during the September quarter.
   At one point in August, more money fled to the safety of short-term Treasuries than it did in the wake of the September 11 terrorist attacks. Mounting defaults on loans extended to would-be homeowners during the U.S. housing boom rippled through credit markets and nearly brought to a standstill the system that enables the global economy to function.
   Then the Fed cut interest rates and everything was fine.
   If only it were that simple. We regularly point out that broad developments that impact the stock market as a whole only hold sway for fleeting periods, but rarely do such dramatic events emerge to drive home the message. The market’s mood bounced from the depths of despair to near-euphoric heights, yet by quarter’s end returns in major market averages provided no evidence of the turmoil.
   We’re not declaring an end to troubles stemming from credit markets by raising this point. Although conditions are improving, we believe fallout from the credit crisis remains a credible threat to sentiment and the pace of economic growth. Still, it doesn’t change the way we invest on your behalf.
   Our strategy is based on the premise that investors judge each company on its individual merits over the long haul using earnings performance as their ultimate guide. When a company we hold is punished for reasons unrelated to its earnings outlook, our company-specific research gives us confidence to hold on until conditions permit the company to attract the rewards it deserves. That worked as designed in the volatile September quarter, and we believe we hold companies that will continue to fare well in the environment ahead.
   Based on Wall Street estimates, the average company held by Friess Associates is expected to grow earnings 21 percent in 2008. Analysts predict the average S&P 500 Index company will grow earnings 12 percent.
   We isolate companies that we believe will exceed consensus expectations, making the earnings growth rate higher for Friess holdings based on our internal forecasts.
   What developed in the September quarter was a crisis of confidence. A wide range of mortgage-backed securities assumed to be relatively safe proved far riskier than previously thought because of poor-quality mortgages held in them. As hedge funds imploded and other ominous shoes dropped, shock cascaded through credit markets as market participants from all angles demanded greater compensation for risk relative to the guaranteed returns of government securities. Adding to the uncertainty, it fell on an untested Fed chairman to restore calm.
   The Fed injected liquidity into credit markets through short-term loans to financial institutions and contributed to pricing stability by accepting as collateral some securities with prices that, at the time, were still in flux. The Fed’s biggest move came on September 18, when it reduced the Fed funds rate by half of a percentage point.

   The stock market enthusiastically approved of the rate cut, sending stocks on a two-day run not seen since post-bear celebratory days nearly five years ago. Still, as investors who base decisions on individual-company fundamentals, we’re always a bit wary of rate-inspired rallies. The stock market often resembles a pack of Pavlovian pooches in response to rate cuts. From our view, the bright spot is in the signal the Fed sent to let the investment community know that it is willing to act aggressively to confront threats to legitimate lending needs and the economy.
   Sticking to our disciplines regarding debt (page 3) and remaining focused on the individual-company level led us to hold few companies exposed to the latest macro worries. Earnings trends steered us clear of homebuilders, companies that rely heavily on debt and most companies in the financial sector. Exposure to consumer-related companies is limited as well.
   Technology holdings continue to account for the largest percentage of overall assets, with companies that make communications equipment representing the biggest group within the sector. Smaller commitments within technology include semiconductor manufacturers, software developers and Internet service providers.
   VeriSign (page 5), which derives about one-fourth of its revenue managing the Web’s primary pool of domain names, is for the first time instituting a price increase for registering websites ending in dot-com or dot-net. The price hike comes as a new management team is spearheading a restructuring to better focus the company on its core businesses, giving VeriSign promising earnings potential.
   Holdings from the industrial sector comprise the second largest commitment of assets firm-wide. The largest group of industrial-sector holdings serves the aerospace market. While also supplying parts for new jumbo jets from Boeing and Airbus, Goodrich (page 5) is fielding strong demand for maintenance, repair and overhaul work driven by higher-than-expected air traffic. Thanks to relationships with all of the world’s major commercial airlines and a product mix rich with critical parts, the company is enjoying growth in its aftermarket business three times greater than the overall market.
   Chart Industries (page 4) makes equipment used to liquefy natural gas and transport it. As domestic natural gas becomes harder and more expensive to access, U.S. demand for natural gas imports from overseas increases. Chart’s equipment enables companies to reduce natural gas to one-six-hundredth of its original volume, store the resulting liquefied natural gas and ship it.
   Aptly named Force Protection’s earnings growth mirrors the rise in risks facing U.S. military troops from improvised explosive devices, or IEDs. Force Protection (page 4) makes armored heavy trucks designed for missions ranging from explosives clearing to personnel transport in areas where vehicles are likely to encounter blasts and hostile fire.
   Although the stock market closed the September quarter in fairly quiet fashion, we wouldn’t be surprised to see volatility become a more frequent visitor in the months ahead. The issues impacting credit markets can only work themselves out over time.

    Consistently performing our research work one company at a time enables us to find companies positioned to benefit from or independent of the broader environment.

   At this juncture, neither the reach of the sub-prime mortgage troubles nor the depth of housing’s swoon can be determined. Latest figures show foreclosures at an all-time high just when an estimated two million adjustable rate mortgages are scheduled to reset at higher interest rates. Builders, generating their weakest sales since June 2000, are resorting to auctions, six-figure discounts and other drastic incentives. The total number of new and existing homes for sale, 5.1 million, could satisfy 10 months of demand at the current pace.
   Real estate, thankfully, is not our business. While we’ll be careful to regularly assess how and where trends in housing and other macro factors impact earnings trends, we’ll continue to collect our insights from the individual-company level. Consistently performing our research work one company at a time enables us to find companies positioned to benefit from or independent of the broader environment.
   We look forward to continuing to pursue opportunities to capitalize on individual-company earnings strength on your behalf!

Bill D’Alonzo
Chief Executive Officer

Friess Associates                                                              2

Casting a Cautious Eye Toward Credit

    Friess Associates draws on independent consultant Dave Schempf of Black Hills Equity Research to complement our internal work on accounting issues and financial statement analysis. The former Vice President, Corporate Controller and Treasurer of Compaq (now part of Hewlett-Packard), Dave shares his insights on some of the analysis Friess researchers perform to gain insights into the debt structures of potential and existing holdings.
   Recent stock-market volatility reflects the expansive reach of credit markets. Trouble stemming from lax lending standards in the sub-prime home mortgage space quickly spread to impact everything from auto loans to corporate buyouts. Recognizing that credit-market tremors can reverberate into corporate balance sheets, the Friess investment approach casts a cautious eye toward debt and refinancing risk.
   Earlier this quarter, Energizer announced it would acquire Playtex Products in a bid to increase competitiveness in the consumer products category through greater scale and distribution opportunities abroad. Having passed on Playtex in the past due to its considerable debt load, we also passed on Energizer. Now is not an ideal time to increase leverage or try to refinance.
   In seeking companies with strong earnings growth prospects, Friess researchers routinely screen the amount of debt companies carry and assess potential refinancing risk for debt coming due. The aim is to buy companies with reasonable debt loads, strong interest coverage ratios, improving cash flows, and a sufficient liquidity cushion or enough backup credit to weather a few bumps. In the case of Playtex, its debt-to-capital ratio was roughly 80 percent and its interest coverage ratio was around three times adjusted earnings.
   More recently, given the recent credit market turmoil, particular attention has been paid to refinancing risk. Assessing refinancing risk involves looking at such things as heavily used credit lines expiring in the next three-to-six months, senior or other type loans coming due, dependence on securitization markets, cash flow, unencumbered cash, credit ratings and outlook, and other significant near-term cash commitments. In instances where a company has a significant pending acquisition, we scrutinize funding sources to ensure the acquisition won’t be jeopardized.
   In cases where a company relies on short-term funding to operate, we explore where and at what cost backup credit lines are secured. The normally robust commercial paper market has been under siege since early August because a considerable amount of it is backed by mortgages.
   In one extreme case, a Toronto-based mining company almost missed a window to ship provisions and equipment ahead of winter weather to a crew in the Arctic Circle because the company couldn’t access assets tied up in commercial paper.
   The current credit environment also creates opportunities. Increasing air travel, particularly in emerging markets in Asia and Latin America, drives demand for commercial jets that is expected to outweigh supply for the foreseeable future. Current Friess holding AerCap Holdings benefits as the market for leased aircraft grows rapidly. Investors, however, recently chose to focus on the company’s securitization deals used to finance new aircraft, a concern that could present a buying opportunity.
   Friess researchers look for catalysts for earnings growth that, as they are realized, often promote financial health through profit-margin and cash-flow improvement. Aerospace parts supplier Goodrich (page 5) made substantial investments to enhance its technological capability and multinational capacity that restricted cash flow last year.
   Now, as these improvements allow Goodrich to participate more fully in a strong aerospace market, operating profit margins reached a three-year high, operating cash flow for the first six months of 2007 more than tripled and free cash flow turned positive. Free cash flow is important because it represents cash available after the payment of dividends and investments in property, plant and equipment. It can be used for debt reduction, stock buybacks or new business opportunities.
   Whether it’s sorting through a 10-K or 10-Q filing to determine debt maturity schedules or making sure a company has adequate cash flow, Friess analysts scrutinize financial statements to form accurate pictures of financing risk. It’s necessary behind-the-scenes work in a world where losses from sub-prime home loans can trigger global credit liquidity concerns.

3                                                                Friess Associates

Chart Industries Inc., GTLS
   While finding and extracting natural gas under U.S. soil is increasingly challenging, gas is still easily accessible in Russia, the Middle East and parts of West Africa. The hard part is getting the gas from there to here, which is where Chart comes in.
   Nasdaq-listed Chart Industries Inc. makes equipment used in the production, storage and transportation of natural gas. Chilling natural gas to approximately -163 degrees Celsius transforms it into liquid natural gas (LNG), which is more cost-efficient to transport over long distances. The majority of Chart’s revenues, which topped $600 million in the year ended June, come from products used throughout the liquid-gas supply chain, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components.
   June-quarter earnings grew 34 percent, exceeding expectations by 50 percent. Revenues increased 30 percent from a year ago on robust demand for LNG storage and distribution products. During the quarter the company completed a secondary offering and used the proceeds to pay down $40 million in long-term debt.
   Chart’s backlogged orders stood at $415 million at the end of June, representing a 50 percent increase from a year ago. Expansion at facilities in Louisiana and Wisconsin will nearly double production capacity in the second half of the year.
   Your team spoke with Chief Executive Sam Thomas regarding global trends in capital spending to support energy infrastructure and industrial gas projects. Among recent large contract wins was a project with Energy World Corporation worth more than $100 million for four LNG trains in Southeast Asia. Chart also recently received a $100 million award for the Sulawesi LNG facility in Indonesia.
   Your team bought Chart at 13 times 2007 estimates. Wall Street predicts the company will grow September-quarter earnings 56 percent.

Force Protection Inc., FRPT
   Improvised explosive devices (IEDs) are among the most lethal and difficult to defend threats to U.S. military personnel. Force Protection makes vehicles designed to survive IED attacks and save lives.
   Nasdaq-listed Force Protection designs and manufactures mine resistant ambush protected (MRAP) vehicles. MRAP vehicles are built with V-shaped hulls that help deflect mine or IED blasts away from the vehicle’s interior to keep passengers safe. Force also makes vehicles specially equipped to clear areas of explosives. Annual sales are on pace to more than triple this year to $641 million.
   June-quarter earnings grew more than fivefold, exceeding estimates by 31 percent. Revenues grew 140 percent as the Department of Defense continued an aggressive increase in MRAP orders. Force shipped 229 trucks during the quarter, up from 64 a year earlier.
   The Pentagon has ordered about 6,400 MRAPs this year and vows to buy thousands more to replace less heavily armored Humvees as its all-purpose vehicle. Force won approximately one-third of these contracts. The Pentagon recently requested almost $190 billion for operations in Iraq and Afghanistan for fiscal 2008, the largest amount earmarked for protective vehicles and equipment. Considerable market share opportunities exist going forward as Force expands capacity and the Department of Defense consolidates orders among manufacturers.
   Your team spoke with Chief Financial Officer Michael Durski while visiting Force’s South Carolina headquarters to learn about efforts to expand production capacity. Four years ago only a dozen or so people worked the production line. The manufacturing workforce now exceeds 1,000. In August, Force bought a 430,000-square-foot manufacturing plant in Roxboro, North Carolina.
   Wall Street expects the company to grow earnings 89 percent this year. Your team bought Force Protection at 11 times 2008 earnings estimates, which predict growth of 126 percent.

Friess Associates                                                              4

Goodrich Corp., GR
   Given the age of the world’s airline fleet, Wall Street is well aware that demand for aftermarket aviation parts is strong. Investors just seem at a loss to gauge how strong, at least when it comes to demand for parts made by Goodrich.
   NYSE-listed Goodrich Corp. is the world’s largest supplier of components, systems and services to the commercial and military aviation markets. The company’s replacement and original equipment is used in everything from a plane’s engine and the actuation system that synchronizes its moving parts to landing gear, wheels and brakes. Revenue reached nearly $6.2 billion in the 12 months through June.
   While paying close attention to the launch schedules of new “super-jumbo” jets from Boeing and Airbus, the investment community’s radar failed to fully capture how increased air traffic would boost already strong demand for maintenance, repair and overhaul (MRO) work on existing jets. Goodrich, thanks to a product mix that includes landing gear and electronics systems, enjoys growth in high-margin replacement part sales three times greater than the growth in the overall aftermarket. Not surprisingly, the company exceeded earnings estimates in five of its last six quarters.
   June-quarter earnings grew 53 percent, beating estimates by 17 percent. Goodrich’s original equipment, aftermarket and defense segments all experienced solid growth. Higher sales associated with MRO work and original equipment used in the next-generation Boeing and Airbus jets drove results.
   On a recent visit to Goodrich headquarters, your team spoke with Chief Executive Marshall Larsen about the reach of the company’s aftermarket business. Goodrich provides aftermarket support to every major commercial airline in the world.
   Your team bought Goodrich at 12 times current 2007 earnings estimates. Wall Street expects the company to finish 2007 with 41 percent earnings growth.

VeriSign Inc., VRSN
   In recently restating results going back as far as 1998, VeriSign lifted a cloud related to past stock option grants that left some investors hesitant to take a closer look. The improved view reveals a company led by a new management team determined to capitalize on leadership positions in growing markets.
   Nasdaq-listed VeriSign Inc. operates digital infrastructure services that enable and protect billions of interactions a day on voice and data networks. As the main manager of the Web-address database, VeriSign is responsible for registering dot-com and dot-net domain names. The company secures Web-based transactions, with its digital certificates protecting more than 750,000 Web servers. VeriSign also enables companies to deliver emerging services via personal computer, mobile phone and television.
   Revenues topped $1.5 billion in the 12 months through June. Having stalled as it restated past results and implemented a plan to reorganize, the company appears on the verge of accelerating with gusto.
   VeriSign in April announced the first increase in fees for registering domain names since 1999. These registrations, among the company’s most profitable offerings, account for about one-quarter of revenues. The fee hike coincides with a restructuring designed to focus on core businesses, reduce costs and combine disparate sales teams to increase cross-selling opportunities. New endeavors, including the recently acquired dot-tv domain name, and new products further bolster growth potential.
   Your team spoke with Jeff Richards, Vice President, Digital Content Services, about VeriSign’s new peer-to-peer technology. The company’s proprietary peering technology allows users, including three of the U.K.’s four largest broadcasters, to securely deliver long-form video content online without straining existing infrastructure or risking illegal use of the delivered content.
   Wall Street expects earnings to more than quadruple in each of the final two quarters of 2007 before growing by another 33 percent in 2008.
5                                                                Friess Associates

Mira Lee
   Following a successful stint as a consultant who helped companies operate more efficiently, Mira Lee became the 51st employee of a technology startup that grew to 1,200 employees by the time it went public. Mira rose to manage software product lines that generated more than $40 million in annual revenue. Then she decided to go back to school.
   The Friess research approach demands that those who employ it possess an unquenchable thirst for knowledge and an inexhaustible drive, attributes that define Mira’s accomplished background and current work as a Researcher.
   “We make decisions based on insights we gather from the economy’s frontlines, so Mira’s experience as a stock picker with high-level business experience makes her a valuable research teammate,” said Chief Executive Bill D’Alonzo. “She also shows a natural curiosity and a desire to succeed that can’t be taught.”
   The school Mira decided to attend in the midst of a promising career in the software field was the Harvard Business School, where she earned a master of business administration degree that helped prepare her to transition into equity research. Mira then worked almost five years as an analyst for J. & W. Seligman & Co. on a team that managed about $800 million through portfolios focused on small and midsize growth stocks, preparing her well for her work at Friess Associates.
   Mira’s track record of achievement includes an undergraduate degree in history from Dartmouth College, where she played lead cellist for the school’s orchestra. Her list of credentials also includes the Chartered Financial Analyst certification. She is highly proficient in Korean and Spanish.
   Mira leads an active life outside of work. She enjoys scuba diving, skiing, hiking and other outdoor activities. Mira also seeks adventure in travel, a pursuit that’s taken her from the streets of Beirut, Lebanon to the remote mountains of The Kingdom of Bhutan.

   Even on vacation, she remains a researcher. “I love to learn what makes a country tick, from its ties to the past to its aspirations for the future,” Mira said. “It’s exciting to live at a time when globalization is truly making the world flatter.”

On the Cutting Edge …
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Cutting the Chatter Improves Cutting
High-speed machining used to make parts out of aluminum and titanium, such as aircraft components, has its limitations. Instability caused by a cutting tool’s vibration known as chatter can render work pieces unusable and, over time, ruin equipment. A team led by a Washington University engineering professor has developed software to predict when chatter will occur, a tool that they believe can help increase machining speeds, prolong equipment life and improve part quality. By simulating variables involved in production beforehand, manufacturers can calibrate their equipment to yield optimal results. The team, which has applied to patent its concept, sees broad potential for the software in aerospace, auto and medical machine shops.

Happy Moments Only
Sony in September began shipping new digital cameras that give photographers the ability to create photo albums devoid of grumps. The slim-design Cyber-shot DSC-T70 and DSC-T200 cameras, which come complete with touch screens and high-definition capabilities, also boast so-called “smile shutter” technology. With the smile shutter function activated, the cameras won’t snap unless their subject graces them with a grin. The idea behind the technology is to make sure photo takers never miss a smile due to shutter lag or distractions. The smile detector includes three settings, making everything from smirks to raucous laughter fair game.

Friess Associates                                                             6

Gretchen Sailer
   Linked by phone and email, Gretchen Sailer was never far from Brandon Elliott during his recent research trip to China. She set up meetings with outside experts on Chinese companies before Brandon met with those companies, coordinated daily schedule changes and kept him updated on the status of his holdings. A 13-hour time difference meant continuing her duties from home well after U.S. markets closed.
   When it was over and her days returned to normal, Gretchen converted Brandon’s pile of yuan-based receipts into a dollar-based expense report. Research Managers are the unsung heroes of the Friess investment approach, and Gretchen excels in her behind-the-scenes role.
   “With Gretchen taking care of all the details from the office, I was able to meet with executives from nearly 20 companies, tour more than a dozen facilities and make additional contacts that give me continued insight into the Chinese market,” Brandon said. “Whether I’m traveling or at my desk, Gretchen tackles tasks that enable me to work effectively for our clients.”
   As a Research Manager, Gretchen handles a multitude of responsibilities that help Brandon maximize the time he spends conducting individual-company research. Gretchen’s workload includes setting up calls with company management teams, making travel arrangements for conferences and on-site visits, and handling various broker contacts. In addition, she monitors news and analyst reports on current holdings and target companies. Gretchen’s work allows Brandon to conduct the research interviews that drive our process.
   Gretchen knew our time-tested investment approach when she joined Friess Associates on a full-time basis because she played a part in it earlier in her career. After five years in the marketing department of credit card company MBNA Corp., Gretchen worked part-time as a Friess transcriber entering dictated insights into our real-time research database. She left the firm when her husband landed a job in Connecticut. Two years later they were back in the area and, after a stint with JP Morgan Chase, Gretchen was back at Friess Associates.
   Gretchen earned a bachelor of science degree in business management from Wesley College. She enjoys family time and horseback riding.

Beyond Idle Chit-Chat
Startup company Cognitive Code thinks its SILVIA technology might soon spark unprecedented verbal exchanges between people and their computers, toys and just about anything else on a computing platform. SILVIA, using a combination of algorithms based on 15 patents, overcomes many past hurdles researchers faced in creating devices with natural language processing capabilities. SILVIA remembers and understands a conversation’s context, allowing users to communicate with whatever phrasing they choose and equipping SILVIA to provide intuitive responses. Cognitive Code plans to initially target the toy market to reduce risk related to any quirks SILVIA might show – an odd comment from a stuffed animal is likely to cause less worry than a misinterpreted command that deletes a corporate computer file.

Tactical Tourniquets
Blood loss resulting from significant extremity wounds is one of the most common preventable causes of death in dangerous environments where medical attention is out of immediate reach. Blackhawk Products Group, a maker of gear for the military, law enforcement and outdoor markets founded by a former Navy SEAL, hopes to provide those at risk an emergency response that’s always within reach. Blackhawk plans to debut its Integrated Tourniquet System, a series of embedded tourniquets located at high and low points on each garment’s sleeves or pant legs, in apparel to be available in the first quarter of 2008. Blackhawk also plans to license the system to other makers of tactical apparel.

7                                                                Friess Associates

Companies that Exceed Tend to Succeed

   Farm-equipment maker Deere & Co. exceeded Wall Street earnings expectations for four consecutive quarters by an average margin of 23 percent. After recently reporting record July-quarter earnings, the company raised its full-year profit outlook. Analysts have been revising their forecasts upward for months.
   The stock market isn’t a place we go to looking for a fair deal. The key to making money is buying companies before their success is fully reflected in their stock prices.
   Investors continue to underestimate demand for farm equipment as developing countries embrace mechanization to magnify food and animal feed crops while developed nations dedicate more crops to renewable energy production. Deere’s global reach and vast product offerings make it uniquely positioned to benefit. Deere traded at less than 16 times fiscal-year 2007 consensus earnings estimates when we purchased it in April. Using the earnings forecasts revised higher since then, the price-to-earnings ratio drops to 14.
   The collective minds that represent Wall Street’s viewpoint aren’t always sure what a company will earn in the future, and therefore what that company is worth today. Because individual companies are valued based on how investors expect them to perform, those that exceed estimates generally invite share-price gains. The percentage of Friess firm-wide holdings that meet or beat consensus earnings growth estimates in any given quarter consistently falls in the range of 75 to 90 percent.
   A grassroots research effort is the driving force behind our ability to find companies poised for growth. More than two dozen internal research professionals and additional research consultants perform about 100 interviews each week with company managements, customers, competitors and suppliers. These interviews include private-company sources that don’t appear on the radar screens of many Wall Street analysts.
   We develop our own picture of each company’s earnings prospects, looking to buy those with rapid growth prospects, sound fundamentals and good balance sheets, including low debt and high returns on equity. We aim to purchase them below what we believe to be their true value based on our internal earnings forecasts. We also demand a timetable of near-term growth catalysts, such as a new product launch, management team or market opportunity, likely to drive earnings in excess of consensus expectations.
   Unlike many other growth managers, we don’t invest in companies trading at high multiples of expected earnings growth. We typically buy companies trading at less than 25 times forward earnings estimates. The lofty expectations associated with high price-to-earnings ratios set pricey companies up for harsh treatment for even slight missteps.
   Our portfolios evolve as our company-by-company search for earnings growth prompts us to migrate to pockets where that earnings strength is underestimated. Remaining constant is the value we place on earnings performance and valuations as the primary influences on stock-price direction. Thanks for allowing us to work on your behalf.
Friess Strategy Highlights
• Rapidly growing companies. Average Friess holding expected to grow earnings 21 percent in 2008.
• Reasonable price-to-earnings ratios. Current average holding sells at less than 19 times 2008 estimates.
• Focus on companies likely to exceed consensus earnings estimates.
• Emphasis on under-researched, lesser-known companies rather than industry leaders.
• Intensive and repeated contacts with company managements, competitors, customers and suppliers.
• Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates from Baseline and not to the actual performance of the portfolios themselves. As of September 30, 2007, AerCap Holdings N.V., Chart Industries Inc., Force Protection Inc. and Goodrich Corp. represented 0.29, 0.19, 0.28 and 0.93 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Deere & Co., Goodrich and VeriSign Inc. at 2.94, 0.75 and 2.24 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC	Friess Associates of Delaware, LLC
P.O. Box 576	P.O. Box 4166
Jackson, WY 83001	Greenville, DE 19807
(307) 739-9699 • (307) 739-0899 fax	(302) 656-3017 • (302) 656-7644 fax
Editorial Staff: Chris Aregood and Adam Rieger

Friess Associates                                                              8